September 4, 2012

Mr. Karl Hiller
Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
101 F Street NE
Washington DC 20549-4628

Re:	Unit Corporation (the "company" or "Unit")
Form 10-K for Fiscal Year Ended December 31, 2011
Filed February 23, 2012
File No.: 001-09260

Dear Mr. Hiller:

We are providing the following responses to the comment letter dated August 24, 2012, from the staff of the Division of Corporation Finance ("staff") of the U.S. Securities and Exchange Commission ("SEC") regarding our Form 10-K for the Fiscal Year Ended December 31, 2011 ("2011 Form 10-K").  The responses provided below are numbered to correspond to the staff's comments, which have been reproduced in this letter for ease of reference.

The company appreciates the staff's comments and has evaluated them carefully.  In instances where the company agrees additional disclosure is warranted, it is proposing to address those modifications in its Annual Report on Form 10-K for the year ended December 31, 2012 (the "2012 Form 10-K"), which the company expects to file by the end of February 2013.  The company does not believe the disclosures in the 2011 Form 10-K were materially misleading or deficient.  The company believes, therefore, that it would be appropriate and cost beneficial to address the proposed modifications prospectively in the 2012 Form 10-K.

        We acknowledge that (i) the company is responsible for the adequacy and accuracy of the disclosures in the 2011 Form 10-K; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to the filing; and (iii) the company may not assert staff comments as a defense in any proceedings initiated by the SEC or any person under the federal securities laws of the United States.

Karl Hiller
United States Securities and Exchange Commission
September 4, 2012

10-K for the fiscal year ended December 31, 2011
Proved Undeveloped Reserves, page 16

1.             We note your disclosure stating that you do not have any aged proved undeveloped reserves greater than five years.  Please clarify if you have reported proved undeveloped reserves at either December 31, 2011 or December 31, 2010 that you did not expect to develop within five years of initial disclosure of reserves.  In addition, please disclose the volumes of proved undeveloped reserves that were converted into proved developed reserves during the fiscal year to comply with Item 1203 of Regulation S-K.

Response:  Our proved undeveloped reserves reported at December 31, 2011 and December 31, 2010 did not include reserves that we did not expect to develop within five years of initial disclosure of such reserves. We will clarify this information in  our 2012 Form 10-K.

In accordance with Item 1203 of Regulation S-K, the company supplementally informs the staff that in 2011 it converted approximately 1.8 million barrels of oil, 1.7 million barrels of natural gas liquids, and 18.5 billion cubic feet of natural gas of its proved undeveloped reserves into proved developed reserves. In its 2012 Form 10-K the company will provide this corresponding information to fully comply with the requirements of Item 1203.

* * * * *

We respectfully request an opportunity to discuss this response letter further with the staff if, following a review of this information, the staff does not concur with our views.  If you have further questions or comments, or if you require additional information, please do not hesitate to contact me by telephone at (918) 477-4507, by facsimile at (918) 496-6302, or by email at mark.schell@unitcorp.com.

Sincerely,

/s/ Mark E. Schell

Mark E. Schell
Senior Vice President,
General Counsel and Secretary

cc:  David Merrill, Unit Corporation